UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nanometrics Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630077105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630077105

1.	Names of Reporting Persons Bruce C. Rhine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 76,687

	6.	Shared Voting Power 918,810

	7.	Sole Dispositive Power 76,687

	8.	Shared Dispositive Power 918,810

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 995,497

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Nanometrics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 1550 Buckeye Drive, Milpitas, CA 95035

Item 2.
	(a)	Name of Person Filing Bruce C. Rhine
	(b)	Address of Principal Business Office or, if none, Residence 1550 Buckeye Drive, Milpitas, CA 95035
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 630077105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

995,497 shares (consisting of (i) 12,518 shares held by the Reporting Person and his spouse as joint tenants with rights of survivorship, (ii) 906,292 shares held by the Bruce Charles Rhine and Martha Hawn Rhine Family Trust, and (iii) 76,687 shares held by the Reporting Person that are issuable upon exercise of common stock options within 60 days of December 31, 2007).

(b)

Percent of class:

5.3 (percentage ownership is calculated based on 18,767,652 shares of common stock outstanding as of December 31, 2007 and assumes that 76,687 shares underlying the common stock options exercisable within 60 days of December 31, 2007 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 76,687.
(ii) Shared power to vote or to direct the vote 918,810.
(iii) Sole power to dispose or to direct the disposition of 76,687.
(iv) Shared power to dispose or to direct the disposition of 918,810.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ Bruce C. Rhine
Signature
Bruce C. Rhine
Name/Title